Exhibit 2.2
BlueCrest
Blue Crest Venture Finance Master Fund Limited
February 2, 2009
VIA FACSIMILE AND
          FEDERAL EXPRESS
Bioheart, Inc.
13794 NW 4th Street, Suite 212
Sunrise, FL 33325
RE:     Notice of Acceleration under Loan and Security Agreement
Dear Sir or Madam:
We refer to the Loan and Security Agreement, dated as of May 31, 2007 as amended from time to time (as amended, the “Agreement”), between BlueCrest Venture Finance Master Fund Limited, as assignee of BlueCrest Capital Finance, L.P. (“Lender”) and Bioheart, Inc. (“Borrower”) and the letter dated January 28, 2009 by which Lender provided notice of an Event of Default by Borrower under the Agreement (the “Default Notice Letter”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Agreement.
Borrower has failed to pay principal and interest, in the amount of $184,274.09 to Lender on or before 5 p.m. Eastern time on January 30, 2009 in accordance with the Default Notice Letter.
This letter is notice that all amounts advanced to Borrower in connection with the Note and all Loans under the Agreement are now due and payable, and will begin to accrue interest at the default rate provided in Section 3.1 of the Agreement. As of the date hereof, the aggregate amount of Borrower’s Liabilities, including late charges, is $2,947,045. Please remit such amount to Lender in accordance with our standing payment instructions as soon as possible. Interest will accrue on such amount, from and after the date hereof, at the rate of $1,215.66 per day.
Lender shall be entitled to exercise all of its rights which arise under the Agreement and the Other Agreements or at law to seek recovery of all of Borrower’s Liabilities owing to Lender.
BLUECREST VENTURE FINANCE MASTER FUND LIMITED
     acting through its duly appointed agent and
     investment manager, BlueCrest Capital
     Management LLP